RATIO OF EARNINGS TO FIXED CHARGES

CCBC’s ratio of earnings to fixed charges for each of the periods indicated is set forth below. We have derived the ratios of earnings to fixed charges from our historical consolidated financial statements. The ratios should be read in conjunction with our consolidated financial statements, including the notes thereto, and the other financial information included or incorporated by reference herein.

	Year Ended March 31,
	2010	2009	2008
Ratio of earnings to fixed charges	19.2	30.1	194.2

We have computed the ratios of earnings to fixed charges set forth above by dividing earnings by fixed charges. For the purpose of determining the ratio of earnings to fixed charges, earnings include income before income tax from continuing operations plus fixed charges and subtract noncontrolling interest in income before tax of subsidiaries that have not incurred fixed charges. Fixed charges consist of interest on the short term loan and the estimated interest component of operating lease expense. As of the date of this prospectus, we have no preferred shares outstanding and have not declared or paid any dividends on preferred shares for the periods set forth above.

Earnings:

	Year Ended March 31,
RMB’000	2010	2009	2008
Income before income tax	79,663	42,299	135,702
Add: Fixed charges	-	-	-
Interest expenses	2,431	-	-
Interest component of operating lease expense (1)	1,944	1,453	696
Total fixed charges	4,375	1,453	696
Less: noncontrolling interest in income before tax of subsidiaries that have not incurred fixed charges	-	-	(1,255)
Earnings	84,038	43,752	135,143

(1)	The interest component of operating lease expense represents one-third of rents, which is deemed representative of the interest component of operating lease expense.